Algonquin Power & Utilities Corp. Announces 2015 First Quarter Financial Results

OAKVILLE, Ontario – May 7, 2015 – Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the first quarter ended March 31, 2015.

First Quarter Financial Highlights:

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For the first quarter of 2015, revenue was $381.9 million compared to $343.0 million in the first quarter of 2014. The increase in revenue is primarily the result of a full quarter of commercial operations at the St. Damase Wind Facility, increased revenue due to the acquisition of New Hampshire Gas, the impact of successful rate case settlements, and the stronger U.S. dollar.

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APUC reported net earnings from continuing operations of $43.1 million or $0.16 per share in the first quarter of 2015 compared to net earnings from continuing operations of $35.6 million or $0.16 per share in the first quarter of 2014.

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APUC reported adjusted net earnings[1] of $42.5 million or $0.17 per share in the first quarter of 2015 compared to adjusted net earnings[1] of $36.9 million or $0.17 per share in the first quarter of 2014.

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In the first quarter of 2015, Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA” 1) was $114.5 million compared to $98.3 million in the first quarter of 2014. The increase was primarily due to the impact of rate case settlements, the start of commercial operations at the St. Damase Wind and Cornwall Solar Facilities, and the stronger U.S. dollar.

Dividend Increase:

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APUC’s Board of Directors approved a 10% dividend increase from a total annual dividend of U.S. $0.35 to a total annual dividend of U.S. $0.385, paid quarterly at a rate of U.S. $0.09625 per common share. Management believes that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of attractive current dividend yield and capital appreciation.

First Quarter Growth Highlights:

•	During the first quarter of 2015, the Distribution Group implemented new rates at four of its utilities, representing a cumulative annual revenue increase of approximately U.S. $14.3 million.

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On January 2, 2015, the Distribution Group completed the acquisition of New Hampshire Gas for a purchase price of approximately U.S. $3.0 million, subject to certain closing adjustments. The New Hampshire Gas System is a regulated propane gas distribution utility located in Keene, New Hampshire, which services approximately 1,200 customers.

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Subsequent to the end of the quarter, on April 14, 2015, the Generation Group completed construction of the 20 MW Bakersfield I Solar Project. The project is expected to generate 53.3 GW-hrs of energy per year, which is being sold under a 20 year Power Purchase Agreement to a large investment grade electric utility. Consistent with the commitment to expand its solar generation portfolio, the Generation Group is currently developing the 10 MW Bakersfield II Solar Generation Project immediately adjacent to the Bakersfield I Solar Generation Project, which is estimated to be operational in the first half of 2016.

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Early in the second quarter, on April 22, 2015, the Generation Group completed construction of the 23 MW Morse Wind Project in Saskatchewan. The facility is expected to generate 104 GW-hrs of electricity annually with the power sold under a 20 year Power Purchase Agreement with SaskPower.

First Quarter Corporate Highlights:

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Subsequent to quarter end, on April 30, 2015, the Distribution Group issued U.S. $160 million of senior unsecured 30 year notes bearing a coupon of 4.13% pursuant to a private placement in the U.S. The proceeds of the financing will be used to partially finance the acquisition of the Park Water System and for general corporate purposes. The funds are being drawn in two tranches, with U.S. $90 million drawn immediately on closing and U.S. $70 million to be drawn in the second quarter.

"Algonquin Power & Utilities continued this quarter to deliver on its commitment to grow earnings and cash flow with the addition of 43 MW of new solar and wind generation in our Generation Business Group and with an additional 8,000 connections in our Distribution Business Group compared to this time last year," commented Ian Robertson, Chief Executive Officer of APUC. "We look forward to the continued advancement of our contracted power development projects and growth in our utilities business throughout the rest of 2015."

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 8, 2015, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, May 8, 2015
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330
Conference ID: 7883581

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 7883581 from May 8, 2015 until May 22, 2015.

About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Kelly Castledine
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended June 30, 2014.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.

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